December 20, 2012

Christian Windsor
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re:	Prosper Funding LLC
Prosper Marketplace, Inc.
Registration Statement on Form S-1
File No. 333-179941 and 333-179941-01

Dear Mr. Windsor:

In connection with the Registration Statement on Form S-1 (File No. 333-179941 and 333-179941-01) filed with the U.S. Securities and Exchange Commission on December 20, 2012, Prosper Funding LLC (“Prosper Funding”) and Prosper Marketplace, Inc. (“PMI” and, collectively with Prosper Funding, the “Registrants”), make the following representations:

In connection with the foregoing request, the Registrants acknowledge that: (a) they will be required to file a post-effective amendment to the registration statement if either entity terminates PMI’s services under the Administration Agreement on the basis that such change represents a fundamental change in the offering; and (b) as disclosed in the in the Registration Statement, PMI acknowledges that the termination of its services under the Administration Agreement will not affect the rights that holders of outstanding PMI Management Rights have against PMI under federal securities law.

In connection with this letter, the Registrants acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrants may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sachin Adarkar at (415) 593-5433 or Keir D. Gumbs at (202) 662-5500 if you have any questions in response to this letter.

Sincerely,

Kirk Inglis
Kirk T. Inglis
Vice President, Prosper Funding
Chief Operating Officer, PMI

cc:	Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004